Exhibit 99.7

Certificate of Qualified Person - Carlos Chaparro

I, Carlos Chaparro, do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as Senior Geotechnical Engineer by EBA, Engineering Consultants Ltd., with office address at 9th floor, 1066 W Hastings Street, Vancouver, British Columbia.

2)
I hold a Bachelors of Science in Civil Engineering from Universidad Javeriana in Bogota, Colombia and a Masters Degree in Civil Geotechnical Engineering from University of Illinois. I have practiced as geotechnical engineer in Colombia, USA, Canada and Mexico since 1995.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member 148633.

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:
“SANTA ELENA EXPANSION PRE-FEASIBILITY STUDY AND OPEN PIT RESERVE UPDATE”
SONORA, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
July 25, 2013
Effective Date: April 30, 2013
5)	I am responsible for sections 16.2 and 26.2 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I have visited the Santa Elena property on the 7th, 8th, 11th and 12th of July, 2012.

8)
I have worked on and visited several underground and numerous open pit mines: underground projects in Central BC, Yukon, Nunavut and Mexico; open pit projects in Northwest Territories, Yukon, Nunavut, Ontario, Alaska, Greenland, Mexico and West Africa.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have no previous involvement with the property.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.